



# MARKETS IN ACTION

CME GROUP 2009 ANNUAL REVIEW

**CONTENTS**

## *IT'S STILL AN UNCERTAIN WORLD.*

For business leaders and investors around the world, 2009 was a year of profound uncertainty. To anticipate risk – and manage it more effectively – they relied on CME Group, as they have for more than a century.

They rely on our markets because we offer deep liquidity in good times and in bad. They rely on us because our central counterparty clearing model offers the assurance of safety and security, guaranteeing the soundness of every trade. They rely on us because we offer diverse benchmark products plus innovative new products and services that can help them protect their bottom lines.

## *THEY RELY ON CME GROUP BECAUSE OUR MARKETS WORK.*

Markets that work demand benchmark products in every asset class, world-class clearing, and partnerships that expand access to market participants all over the world. That's what CME Group offers. These are our markets in action.



**TERRENCE A. DUFFY**
Executive Chairman

## The smooth functioning of our markets in 2009 illustrated the benefits of our centrally cleared model, and we continued to work with legislators and regulators to foster further security and efficiency in the marketplace.

**DEAR SHAREHOLDERS:**

The impact of the economic crisis that began in 2008 continued to be felt in 2009. While this negative undercurrent held down our volumes for the year, I am pleased to report that our business showed resilience, and improving macroeconomic conditions have led to stronger volumes in 2010 to date. The fact that no customer lost – or has ever lost – funds due to a counterparty failure on our exchange speaks to the proven value of our business model and the safety and soundness of our markets.

Total company revenues in 2009 were $2.6 billion and net income was $826 million, based on lower volume that averaged 10 million contracts per day. Of this volume, the percent traded electronically was more than 80 percent in 2009. In the fourth quarter, volume traded during non-U.S. hours reached 19 percent. This reflects the further globalization of our business as the CME Globex electronic trading platform enables customers in both developed and developing economies around the world to participate in our vibrant markets.

In addition to serving the exchange-traded market, we are extending the safety and soundness of our central-counterparty model to the over-the-counter (OTC) market, by offering clearing services through CME ClearPort. We launched more than 330 new products through CME ClearPort in 2009. We also began clearing trades as part of our credit default swaps (CDS) initiative with leading buy- and sell-side firms. We believe our CDS clearing solution offers significant value by providing a comprehensive and transparent risk management approach, an industry leading financial safeguards package and an established regulatory framework to protect customer collateral and positions.

As global competition continues to escalate, we are extending our ability to serve customers internationally through partnerships with leading exchanges. Our relationship with BM&FBOVESPA, Latin America's largest exchange, has enabled customers in Brazil to access our products, and our customers to access BM&FBOVESPA's. Through this order routing agreement, distribution of BM&F derivatives has grown to more than 85 countries served by the CME Globex network. We also have an agreement with the Korea Exchange to expand trading of the KOSPI 200 Index, and a partnership with Bursa Malaysia that will help globalize the Malaysian crude palm oil contract.

There were a number of developments in 2009 on the regulatory front that are addressed on pages 10-11. This is an area that continues to evolve post-crisis, and we will remain vigilant as new threats to our industry arise. I will continue to work hard in Washington, D.C. to make sure our voice is heard relative to any initiatives that we believe could have a negative effect on our markets and business.

We are more confident than ever in the soundness of our centrally-cleared business model, the prospects for our global growth strategy and the benefits to the marketplace of our approach to regulation. Looking ahead, so far in 2010 we have agreed to take a majority interest in a joint venture with Dow Jones, subject to certain conditions, that will fuel growth opportunities in our equity index complex. We also plan to become a global preferred strategic partner with BM&FBOVESPA that will enable us to jointly develop a new multi-asset class trading platform in support of global derivates and equities trading.

Given our strengths – and the dedication of our board of directors, management team and employees – we are confident in CME Group's ability to successfully address the challenges and opportunities that lie ahead.



**TERRENCE A. DUFFY**
Executive Chairman

*February 26, 2010*



**CRAIG S. DONOHUE**
Chief Executive Officer

Despite its challenges, the past year demonstrated CME Group's strengths in product innovation, business integration, cost management, relationship building and global expansion, setting the stage for further progress as worldwide economic conditions improve.

**TO OUR SHAREHOLDERS:**

Our diversified business model was a key asset in the challenging market conditions of 2009, as we again demonstrated our ability, despite enormous market stress, to position the company for future growth in a variety of areas. While volumes were down as a result of global financial and economic turmoil, we performed well by significantly reducing expenses and continuing to invest in core business product development, over-the-counter (OTC) clearing services and strategic global partnerships.

Given the financial environment, expense reduction was critical. We called upon management and employees to prioritize expenses and they delivered wholeheartedly. We reduced discretionary spending and capital expenditures in excess of $150 million. Our operating margin of 61 percent compared favorably with that of other exchanges.

Our NYMEX integration, another priority, was accomplished on schedule, with the full clearing integration completed in early October. During the year, we reached our goal of $60 million in annualized expense synergies. As a combined company, we are emerging from the integration and building phase with a highly talented, dedicated staff that brings vision and execution capabilities to running our core business as well as driving our growth initiatives.

***Grow the core business***

The diversity of our core business, which we strategically assembled with the addition of the CBOT, NYMEX and COMEX product suites, has proven to be a key asset. Strong performance in our energy, foreign exchange and metals product lines in the fourth quarter helped offset weakness in other products areas, and energy contributed 24 percent of 2009 revenues, the highest contribution of any asset class. In contrast, our interest rate products were the largest contributor to our 2007 revenues, accounting for 52 percent, versus 2009, when interest rates accounted for 21 percent.

Last year was a record year for innovation, with more than 350 new products launched across all of our asset classes. It is significant to note that products available for clearing through CME ClearPort, our OTC clearing service, accounted for the vast majority of our new product efforts. We expanded the asset classes available through CME ClearPort to include agricultural commodities, and a major focus in 2010 is to continue to broaden the offerings and capabilities.

We extended a key partnership central to our Eurodollar franchise by signing a 10-year extension of our agreement with the British Bankers Association, the creator of the BBA LIBOR benchmark. This helps cement our leadership position in short-term interest rate products; it also creates product development opportunities for new short-term interest rate products for the OTC market.

More recently, in February, we signed a definitive agreement in which our company will take a 90 percent interest in the Dow Jones Indexes, including The Dow Jones Industrial Average and approximately 130,000 additional index properties. We anticipate closing in first-quarter 2010, subject to certain conditions. This transaction will diversify our global product development capabilities. It also will allow us to reach new customers in both retail and institutional markets by creating new index benchmarks across complementary asset classes and extending licensing agreements for products such as exchange traded funds.

***Globalize the business***

In 2009, we continued to enlarge our global footprint. CME Group today has offices in London, Singapore, Tokyo and São Paulo; reaches customers in more than 85 countries through the CME Globex electronic trading platform; and provides market data to customers in approximately 150 countries. Approximately 19 percent of our fourth-quarter volume came during non-U.S. trading hours, up from approximately 15 percent in fourth-quarter 2008. In spite of this progress, we believe we are still in the early stages of our international expansion.

With the addition of the CBOT and NYMEX product suites, we worked to build out a sales force capable of reaching CME Group's diverse customer base around the world. In addition, we simplified and expanded our various fee incentive programs to provide our international customers with greater access to CME, CBOT, NYMEX and COMEX products. Several programs were added for Latin America, supporting our initiatives in this region. As just one example of the success of these efforts, when we added NYMEX energy products to our international incentive program for proprietary trading firms outside North America, we saw average daily volume traded through this program grow from 9,000 in the first month to 54,900 by December.

As a global company, CME Group is acutely aware of the importance of collaborating with other key exchanges where we believe it will create long-term value for shareholders and customers.

Our relationship with BM&FBOVESPA, Latin America's largest exchange, enables customers in Brazil to access CME Group products via BM&FBOVESPA's electronic trading platform and CME Group customers to access BM&FBOVESPA products via the CME Globex platform. Volume routed through CME Globex now accounts for more than 25 percent of trading activity in BM&FBOVESPA's stock index futures contracts. In 2009, more than 14.3 million single-side contracts traded as a result of the partnership.

We announced in February 2010 that we plan to become a global preferred strategic partner with BM&FBOVESPA and to jointly develop a new multi-asset class electronic trading platform. This proposed transaction will further expand the breadth of our technology and distribution capabilities in the global cash equities and options market, while enhancing mutual opportunities to invest in and partner with the world's leading multi-asset class exchanges.

We continue to progress in our agreement with the Korea Exchange (KRX) that will expand trading access to futures on the KOSPI 200 Index, the premier benchmark of the Korean equity market. Under the first phase of this agreement, KRX clearing member firms and Korean customers now have nighttime trading access to the KOSPI 200 market. The first-phase launch demonstrates our commitment to working with KRX to realize the full potential of this strategic partnership, whose overarching aim is to fully internationalize the Korean markets. In addition, as an outgrowth of our relationship with KRX, we opened a telecommunications hub in Seoul, our second in this region.

Our new partnership in Asia with Bursa Malaysia will facilitate the globalization of the Malaysian crude palm oil contract as well as the Bursa Malaysia derivatives market. This collaboration will include trade matching services, product licensing and cross-equity investments. In terms of equity participation, CME Group acquired a 25 percent stake in Bursa Malaysia Derivatives, a wholly owned subsidiary of Bursa Malaysia. Additionally, CME Group will obtain a license to use their settlement prices for the development of a CME-listed crude palm oil futures contract.

By using our best-in-class technology and market expertise to partner with premier exchanges around the world, CME Group can foster the development of emerging markets and create new pools of sophisticated financial market participants. Ultimately, though we are at early stages of these efforts, our focus is to have the local relationships, the geographically relevant products, the superlative technology and the name brand recognition to be the financial market of choice globally.

***Serve OTC markets***

CME Group has advocated bringing the financial safeguards of central counterparty clearing to OTC markets. The credit crisis was a stark reminder of this message. Throughout 2009, the benefits of central counterparty clearing were recognized by market participants, legislators and regulators around the world. Last year marked the first time that the majority of our new products were designed for OTC market participants.

As part of this effort, we launched our clearing solution for the $26 trillion OTC credit derivatives market, and we plan to further expand into two of the world's largest OTC markets – foreign exchange and interest rates.

Based on the growing global demand for centrally cleared solutions in OTC markets, we announced plans to create CME Clearing Europe, pending Financial Services Authority approval. This venture is intended to provide greater efficiencies to our European customer base during local market hours. As part of our global growth strategy, CME Clearing Europe will help to extend the safety and security of central counterparty clearing to our European clients, both through the initial offering of clearing for OTC credit default swaps and additional products to be offered in the future.

***Achieve operational excellence***

Our customers continue to reap the rewards of our significant investments in technology. Throughout the year, we implemented a number of enhancements to our systems functionality and customer connectivity. Since 2004, the average order volume has increased 50-fold while estimated response time for futures has quickened from 125 milliseconds to six milliseconds on average.

CME Group is well positioned for future growth and diversification. We are particularly optimistic about the potential opportunities that clearing for the OTC market presents. As the economic recovery gains momentum worldwide, we are confident that we will continue to expand our ability to serve customers when, where and how they want.



**CRAIG S. DONOHUE**
Chief Executive Officer



**PHUPINDER S. GILL**
President

*February 26, 2010*


PHUPINDER S. GILL
President

# ACCOMPLISHMENTS IN 2009

### Grow the Core Business

- Traded 2.6 billion contracts reflecting $813 trillion in notional value.
- Celebrated 10th anniversary of E-mini NASDAQ-100 contract.
- Launched E-micro Forex contracts.
- Launched Grain and Oilseed Calendar Spread options.
- Launched Long-term U.S. Treasury Bond futures.
- Launched Gulf Coast Sour Crude futures.
- Launched four new Argus Sour Crude Index (ASCI) products.

### Globalize the Business

- Launched order routing with BM&FBOVESPA.
- Announced Latin American commercial incentive and fund manager incentive programs.
- Established strategic partnership in derivatives markets with Bursa Malaysia.
- Announced after-hours access to KOSPI 200 futures on CME Globex platform.
- Migrated Dubai Mercantile Exchange contracts to CME Globex platform.

### Serve OTC Markets

- Expanded presence in the over-the-counter (OTC) market through CME ClearPort, a service that extends the benefits of centralized clearing to OTC business.
- Launched clearing services for 330 new products through CME ClearPort, including Cleared OTC Grain swaps and Cleared OTC London Gold forwards.
- Launched central clearing solution for credit default swaps trading with eight dealer founding members and six buy-side founding members.

### Achieve Operational Excellence

- Continued to maintain high operational/risk management standards during time of enormous market stress.
- Completed NYMEX and COMEX integration process and combined New York trading floors.
- Realized $60 million in annualized expense savings as a result of merger with NYMEX.
- Constructed new data center which will go live in 2010.
- Launched new state-of-the-art Global Command Center.

## *Financial Highlights*

| YEAR ENDED OR AT DECEMBER 31<br>*(in millions, except per share data and notional value)* | 2009 | 2008 | Change |
|---|---|---|---|
| **INCOME STATEMENT DATA** | | | |
| Total revenues | **$ 2,613** | $ 2,561 | 2% |
| Operating income | **1,589** | 1,582 | — |
| Income before income taxes | **1,437** | 1,248 | 15 |
| Net income | **826** | 715 | 15 |
| Earnings per share: | | | |
| Basic | **$ 12.44** | $ 12.18 | 2% |
| Diluted | **12.41** | 12.13 | 2 |
| **BALANCE SHEET DATA** | | | |
| Current assets[1] | **$ 717** | $ 1,458 | (51)% |
| Total assets[1] | **29,669** | 30,505 | (3) |
| Current liabilities[1] | **542** | 989 | (45) |
| Total liabilities[1] | **10,368** | 11,817 | (12) |
| Shareholders' equity | **19,301** | 18,689 | 3 |
| **OTHER DATA** | | | |
| Total trading volume (round turn trades) | **2,585** | 2,978 | (13)% |
| Total electronic volume (round turn trades) | **2,089** | 2,430 | (14) |
| Open interest at year end (contracts) | **78** | 63 | 24 |
| Notional value of trading volume (in trillions) | **$ 813** | $ 1,227 | (34) |

*[1] Amounts exclude cash performance bonds and security deposits, as well as securities lending transactions.*

*All references to volume, notional value and rate per contract information in the text of this document exclude our non-traditional TRAKRS, HuRLO and CDS products.*



1,048
1,341
2,250
2,978
2,585
05 06 07 08 09
TOTAL TRADING VOLUME
(in millions of round turn trades)
890
1,090
1,756
2,561
2,613
05 06 07 08 09
TOTAL REVENUES
(in millions of dollars)
54
57
60
62
61
05 06 07 08 09
OPERATING MARGIN
(in percentages)
307
407
659
715
826
05 06 07 08 09
NET INCOME
(in millions of dollars)

## *LEGISLATIVE AND REGULATORY REVIEW*

Beyond our core business and strategic growth initiatives, another key area of management focus continues to be on the regulation of derivatives markets – that is, working with regulators to ensure that derivatives markets retain their hallmarks of effective price discovery, safety and security.

There are a number of regulatory issues being discussed at the moment. CME Group appreciates the significance of the credit crisis and the ensuing focus on market structure, systemic risk and regulatory reform. We believe many members of Congress and the Administration, as well as our regulators, fundamentally recognize the value of transparent, centrally cleared markets and that this recognition is reflected in much of the proposed legislation outstanding. In the aggregate, there are a few areas of potential risk to our business, and many areas that are potentially favorable for CME Group.

***Focus on financial reform bills***

We were able to work with both the House Financial Services Committee, chaired by Barney Frank (D-MA), and the House Agriculture Committee, chaired by Collin Peterson (D-MN), on their respective financial reform bills. The resulting bills addressed needed reform in


RISE ABOVE
THE RISK


SEIZE THE
MOMENT
E Group enables business leaders
shift risks and move forward.

the over-the-counter (OTC) markets, while minimizing the potential for unintended consequences in our industry.

The two bills were combined into a single bill, which was passed last December. The focus now has moved to the Senate, as both the Senate Agriculture and Banking Committees take up their own financial regulatory reform efforts, including an OTC derivatives piece.

### *Other critical issues addressed*

Regarding another key issue, many agree that implementing a transaction tax could have negative unintended consequences. We have provided a white paper pointing out two examples of a transaction tax put in place in markets outside the United States, both of which led to negative results, as well as other analysis of the impact of a tax on futures markets, participants and consumers. We will remain vigilant in monitoring ongoing dialogue regarding this tax as well as the repeal of 60/40 tax treatment for futures – both of which would create negative consequences for the users of our markets as well as for the U.S. futures industry as a whole.

Further, we have been working tirelessly on the issue of position limits. CME Group continues to believe there is no evidence to support the contention that position limits are necessary in the energy market. In the event position limits are imposed, we support the equitable application of position limits across all markets, including the OTC market. We are continuing to analyze the proposal by the Commodity Futures Trading Commission (CFTC) to impose position limits in energy markets. We will participate in the public comment process with the goal of ensuring that the recommendations will not push market users into less transparent or unregulated markets or to overseas venues.

As always, we will continue to communicate with lawmakers and regulators about the forces that drive our markets and endeavor to work together to maintain the secure, efficient markets for which CME Group is known.

*During 2009, CME Group extended its successful "Rise Above the Risk" advertising campaign, designed to communicate the safety and soundness of the company's business model. This is especially critical during times of financial and economic stress. Shown here are four ads in the series, which ran in key financial media including* The Wall Street Journal, Financial Times, Barron's *and* The Economist, *as well as top-tier industry publications and selected internet sites.*


FIND A
NEW WAY
market integrity provides
in challenging


CHART YOU
COURSE

# *MARKETS IN ACTION*

In the dynamic and uncertain financial environment of 2009, our markets remained liquid, safe and secure. They offered all of our customers – from major institutions to individual traders – a level playing field and unparalleled opportunities for price discovery.

Our markets, clearing methodology and technology can handle extreme volatility and served our customers well during the recent economic crisis. Our systems process more than 155 million orders per day on average and are able to match a trade in about 6 milliseconds – approximately 10 times faster than the blink of an eye. These systems are backed by management and employees with extensive experience and a deep commitment to principled, transparent, secure and efficient markets.

To deliver on that commitment in 2009, we continued to enhance our product offerings, extend our clearing services and expand our partnerships around the world.



**ELIZABETH GISCH (LEFT)**
Managing Director, Global Account Management, *CME Group*

**CHARLES WHITMAN (CENTER)**
Chief Executive Officer, *Infinium Capital Management*

**DEREK SAMMANN (RIGHT)**
Managing Director, Foreign Exchange and Interest Rate Products, *CME Group*

# PRODUCTS *IN ACTION*

CME Group's core business offers leading products across all major asset classes – including futures and options based on interest rates, equity indexes, foreign exchange, energy, agricultural commodities, metals, weather and real estate – providing market liquidity through all economic cycles. Increasing numbers of our customers trade across a range of these asset classes.

Despite the economic crisis, we continued to work closely with customers on new product development. Among the new products launched in 2009 were Grain Calendar Spread options, Dow Jones-UBS Commodity Index swaps, Argus Sour Crude Index products, a WTI Formula Basis Calendar Month Swap futures contract, OTC Grain swaps, E-micro Forex contracts and Cleared OTC London Gold forwards. We are especially pleased with the success of our Long-term U.S. Treasury Bond futures, known as Ultra T-bond futures. This is one of the most successful introductions of a new interest rate product in CME Group history, in terms of volume and open interest growth since launch in 2010.



*"Given the breadth of Infinium's business – we trade derivatives based on interest rates, equity indexes, foreign exchange, energy, agricultural commodities and metals – we rely on CME Group to provide worldwide access to all these asset classes on a single, high performance technology platform, CME Globex. Even though a complex organization like ours has many different groups with varying needs, we find the Globex account management team to be unfailingly swift and precise in supporting all our high-speed trading requirements."*

**CHARLES WHITMAN**
Chief Executive Officer
Infinium Capital Management

350+
New products in 2009

85+
Countries around the world



**MICHAEL O'NEILL (LEFT)**
Director, Products
and Services, *CME Group*

**LARRY LEVERETT (CENTER)**
Senior Vice President,
Commercial Operations,
*Calpine Corporation*

**CHRISTOPHER JACKSON (RIGHT)**
Director, Energy Products,
*CME Group*

# *CLEARING IN ACTION*

CME Group operates CME Clearing, one of the largest central counterparty clearing services in the world. It brings safety and soundness to our customers through clearing and settlement services for exchange-traded contracts, as well as for over-the-counter (OTC) derivatives transactions through CME ClearPort.

CME ClearPort offers flexible clearing services for the global OTC market. Launched in 2002 to provide centralized clearing services and mitigate risk in the OTC energy marketplace, CME ClearPort today clears transactions across multiple asset classes around the world. With OTC clearing through CME ClearPort, customers can continue to conduct business off-exchange but gain security and efficiency.

At year-end 2009, we initiated the pre-launch of our OTC cleared credit default swaps offering with eight dealer founding members and six buy-side founding members. We are building a strong foundation for the expansion of clearing to OTC markets in grains, gold and financial products such as foreign exchange and interest rates.



*"In today's energy markets, managing both energy price and credit risk is critical. CME ClearPort allows Calpine the flexibility to hedge our risk in over-the-counter markets while achieving protection from counterparty credit risk. Our business and ultimately our diverse mix of customers that use the electricity we produce from our nationwide fleet of modern, efficient, clean-burning natural gas and geothermal power plants, benefit from the level of reliability and protection that we have found through CME ClearPort."*

**LARRY LEVERETT**
Senior Vice President, Commercial Operations
Calpine Corporation

**10K**
Registered ClearPort users globally

**330+**
New products in 2009 cleared OTC



# PARTNERSHIPS IN ACTION

CME Group works with partner exchanges, intellectual property owners and a global client base to broaden distribution and serve more customers in developed and developing markets. We believe these partners help position us to aggressively market the full suite of CME Group products around the world.

In 2009, we worked on extending our global relevance by increasing the breadth of products we offer on our CME Globex platform and developing key relationships with local regulators and market participants in several emerging markets. We continued to strengthen our BM&FBOVESPA partnership, launched the Korea Exchange's KOSPI 200 futures on the CME Globex platform during non-Korean hours, migrated the Dubai Mercantile Exchange's electronic trading to CME Globex, and signed an agreement with Bursa Malaysia to provide order routing and matching services for its derivatives segment, and to provide us with a license to use their crude palm oil settlement prices for future product development.



**PAULO OLIVEIRA (LEFT)**
Executive Director,
Marketing, *BM&FBOVESPA*

**ACHILLES COUTO (CENTER)**
Director, Latin America
Products and Services,
*CME Group*

**ALEXSANDRO JACOB (RIGHT)**
Trading Manager, Treasury,
*Banco Itaú BBA S.A.*

*"The alliance between CME Group and BM&FBOVESPA is critically important to expanding the electronic trading capabilities of our banking group, which is the largest in Latin America. It allows us efficient access to multiple global markets hosted on the CME Globex platform and, in addition, the proposed new technology partnership will further enhance access to Brazil's markets by international investors."*

**ALEXSANDRO JACOB**
Trading Manager, Treasury
Banco Itaú BBA S.A.

5%
Equity stake
BM&FBOVESPA

25%
Equity stake
Bursa Malaysia
Derivatives



JAMES E. PARISI
Chief Financial Officer and Managing Director,
Finance and Corporate Development

# *FINANCIAL MILESTONES IN 2009*

- Completed NYMEX and COMEX integration process and combined New York trading floors.
- Captured $60 million in annualized expense synergies as a result of merger with NYMEX.
- Realized benefits of diversification of CME Group's business model with strong late-year performance in energy, foreign exchange and metals asset classes.



4,158
5,343
11,134
12,775
10,258
05 06 07 08 09


**AVERAGE DAILY TRADING VOLUME**

*(in thousands)*



2,895
3,808
8,661
10,180
8,290
05 06 07 08 09


**AVERAGE DAILY ELECTRONIC TRADING VOLUME**

*(in thousands)*



5
10
26
6
2009
29
24


Interest Rates
Equities
Energy
Foreign Exchange
Commodities
Metals



638
824
1,134
1,227
813
05 06 07 08 09


**NOTIONAL VALUE**

*(in trillions of dollars)*



1.84
2.52
3.44
4.60
4.60
05 06 07 08* 09


**DIVIDEND PAYOUT**

*(in dollars per share)*



2
11
7
38
10
2008
32


**PRODUCT LINE REVENUES**

*(as a percentage of total clearing and transaction fees)*

**Excludes $5 per share special dividend*

## *CME Group Inc. and Subsidiaries*
## ***Condensed Consolidated Balance Sheets***

| *(in millions)* | | AT DECEMBER 31 |
|---|---|---|
| | **2009** | 2008 |
| **ASSETS** | | |
| Current assets | **$ 6,699.0** | $ 19,111.5 |
| Property, net | **738.5** | 707.2 |
| Intangible assets – trading products | **16,982.0** | 16,982.0 |
| Intangible assets – other, net | **3,246.5** | 3,369.4 |
| Goodwill | **7,549.2** | 7,519.2 |
| Other assets | **435.8** | 469.4 |
| **TOTAL ASSETS** | **$ 35,651.0** | $ 48,158.7 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities | **$ 6,523.6** | $ 18,643.0 |
| Long-term debt | **2,014.7** | 2,966.1 |
| Deferred tax liabilities, net | **7,645.9** | 7,728.3 |
| Other liabilities | **165.8** | 132.7 |
| Total Liabilities | **16,350.0** | 29,470.1 |
| Total Shareholders' Equity | **19,301.0** | 18,688.6 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 35,651.0** | $ 48,158.7 |

*CME Group Inc. and Subsidiaries*

## *Consolidated Statements of Income*

| (dollars in millions, except per share data; shares in thousands) | **2009** | 2008 | 2007 |
|---|---|---|---|
| | | | YEAR ENDED DECEMBER 31 |
| **REVENUES** | | | |
| Clearing and transaction fees | **$ 2,161.9** | $ 2,115.4 | $ 1,427.3 |
| Quotation data fees | **331.1** | 279.5 | 145.1 |
| Processing services | **0.5** | 54.1 | 106.4 |
| Access and communication fees | **45.6** | 43.6 | 36.5 |
| Other | **73.7** | 68.4 | 40.8 |
| **TOTAL REVENUES** | **2,612.8** | 2,561.0 | 1,756.1 |
| **EXPENSES** | | | |
| Compensation and benefits | **351.0** | 317.6 | 263.3 |
| Communications | **47.0** | 52.3 | 43.5 |
| Technology support services | **46.2** | 59.6 | 50.5 |
| Professional fees and outside services | **85.1** | 71.9 | 53.1 |
| Amortization of purchased intangibles | **125.1** | 98.7 | 33.9 |
| Depreciation and amortization | **126.3** | 137.3 | 105.7 |
| Occupancy and building operations | **76.3** | 71.4 | 48.2 |
| Licensing and other fee agreements | **89.2** | 70.3 | 35.6 |
| Restructuring | **5.3** | 4.8 | 8.9 |
| Other | **72.2** | 94.9 | 61.5 |
| **TOTAL EXPENSES** | **1,023.7** | 978.8 | 704.2 |
| **OPERATING INCOME** | **1,589.1** | 1,582.2 | 1,051.9 |
| **NON-OPERATING INCOME (EXPENSE)** | | | |
| Investment income | **28.5** | 45.5 | 73.2 |
| Impairment of long-term investments | **(46.0)** | (274.5) | — |
| Gains (losses) on derivative investments | **—** | (8.1) | (0.1) |
| Securities lending interest income | **2.8** | 38.3 | 121.5 |
| Securities lending interest and other costs | **(0.1)** | (51.7) | (115.9) |
| Interest and other borrowing costs | **(133.9)** | (56.5) | (3.6) |
| Guarantee of exercise right privileges | **4.3** | 12.8 | (17.2) |
| Equity in losses of unconsolidated subsidiaries | **(6.8)** | (31.5) | (14.0) |
| Other income (expense) | **(0.4)** | (8.5) | — |
| **TOTAL NON-OPERATING** | **(151.6)** | (334.2) | 43.9 |
| **INCOME BEFORE INCOME TAXES** | **1,437.5** | 1,248.0 | 1,095.8 |
| Income tax provision | **611.7** | 532.5 | 437.3 |
| **NET INCOME** | **$ 825.8** | $ 715.5 | $ 658.5 |
| **EARNINGS PER COMMON SHARE:** | | | |
| Basic | **$ 12.44** | $ 12.18 | $ 15.05 |
| Diluted | **12.41** | 12.13 | 14.93 |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES:** | | | |
| Basic | **66,366** | 58,738 | 43,754 |
| Diluted | **66,548** | 58,967 | 44,107 |

*CME Group Inc. and Subsidiaries*

***Condensed Consolidated Statements of Cash Flows***

| (in millions) | 2009 | 2008 | 2007 |
|---|---|---|---|
| | | | YEAR ENDED DECEMBER 31 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 825.8** | $ 715.5 | $ 658.5 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Amortization of purchased intangibles | **125.1** | 98.7 | 33.9 |
| Depreciation and amortization | **126.3** | 137.3 | 105.7 |
| Impairment of long-term investments | **46.0** | 274.5 | — |
| Deferred income taxes | **(56.9)** | (115.1) | (50.6) |
| Other | **16.8** | 86.3 | 66.9 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | **1,083.1** | 1,197.2 | 814.4 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Proceeds from maturities of available-for-sale marketable securities | **439.8** | 265.1 | 203.8 |
| Purchases of available-for-sale marketable securities | **(159.9)** | (367.6) | (129.1) |
| Net change in NYMEX securities lending program investments | **425.9** | 110.1 | — |
| Purchases of property, net | **(157.9)** | (200.1) | (163.7) |
| Cash acquired in merger with CBOT Holdings | **—** | — | 116.0 |
| Acquisition of Credit Market Analysis Limited, net of cash received | **—** | (94.1) | — |
| Acquisition of NYMEX Holdings, net of cash received | **—** | (2,769.9) | — |
| NYMEX membership rights payment | **—** | (612.0) | — |
| Other | **(3.1)** | (80.6) | (105.7) |
| **NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES** | **544.8** | (3,749.1) | (78.7) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds (repayments) of commercial paper, net | **(1,393.6)** | 1,330.3 | 162.9 |
| Proceeds from other borrowings, net of issuance costs | **743.5** | 2,881.9 | — |
| Repayment of other borrowings | **(250.0)** | (1,282.9) | — |
| Net change in NYMEX securities lending program liabilities | **(456.8)** | (110.1) | — |
| Cash dividends | **(305.6)** | (615.2) | (151.6) |
| Repurchase of common stock, including costs | **(27.0)** | (224.0) | (949.3) |
| Other | **24.3** | 24.5 | 78.1 |
| **NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES** | **(1,665.2)** | 2,004.5 | (859.9) |
| Net change in cash and cash equivalents | **(37.3)** | (547.4) | (124.2) |
| Cash and cash equivalents, beginning of period | **297.9** | 845.3 | 969.5 |
| **CASH AND CASH EQUIVALENTS, END OF PERIOD** | **$ 260.6** | $ 297.9 | $ 845.3 |

## *Forward-Looking Statements*

From time to time, in oral statements and written reports, including this annual review, we discuss our expectations regarding future performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "intend," "may," "plan," "expect" and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that might affect our performance are:

- Increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities;
- Our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;
- Our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;
- Our ability to adjust our fixed costs and expenses if our revenues decline;
- Our ability to generate revenues from our processing services;
- Our ability to maintain existing customers, develop strategic relationships and attract new customers;
- Our ability to expand and offer our products in foreign jurisdictions;
- Changes in domestic and foreign regulations;
- Changes in government policy, including policies relating to common or directed clearing and changes as a result of legislation stemming from the recent financial crisis, including the proposed regulatory reform of the over-the-counter derivatives and futures markets and any changes in the regulation of our industry with respect to speculative trading in commodity interests and derivative contracts;
- The costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;
- Our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading, the state of the overall economy or declines in subscriptions;
- Changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;
- The ability of our financial safeguards package to adequately protect us from the credit risks of clearing members;
- The ability of our compliance and risk management methods to effectively monitor and manage our risks;
- Changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;
- Economic, political and market conditions, including the recent volatility of the capital and credit markets and the impact of recent economic conditions on the trading activity of our current and potential customers;
- Our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of the performance of our systems;
- Our ability to execute our growth strategy and maintain our growth effectively;
- Our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;
- Our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business;
- Industry and customer consolidation;
- Decreases in trading and clearing activity;
- The imposition of a transaction tax on futures and options on futures transactions and/or repeal of the 60/40 tax treatment of such transactions; and
- The unfavorable resolution of material legal proceedings; and the seasonality of the futures business.

## *Performance Graph*

The following graph compares the cumulative five-year total return provided shareholders on our Class A common stock relative to the cumulative total returns of the S&P 500 index, and a customized peer group that includes IntercontinentalExchange, Inc., NYSE Euronext and The Nasdaq OMX Group Inc. as of the end of the year. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock, in the peer group, and the index on December 31, 2004 and its relative performance is tracked through December 31, 2009.

**CUMULATIVE TOTAL RETURN**



$600
500
400
300
200
100
0
04
05
06
07
08
09
CME GROUP INC.
S&P 500
PEER GROUP


** $100 invested on 12/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.*

## *Share Information*

#### CLASS A COMMON STOCK

Our Class A common stock is currently listed on NASDAQ under the ticker symbol "CME." As of February 17, 2010, there were approximately 3,100 holders of record of our Class A common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on NASDAQ.

| 2009 | High | Low |
|---|---|---|
| First Quarter | $ 264.43 | $ 155.06 |
| Second Quarter | 346.24 | 215.30 |
| Third Quarter | 315.00 | 255.00 |
| Fourth Quarter | 343.67 | 281.61 |

| 2008 | High | Low |
|---|---|---|
| First Quarter | $ 686.43 | $ 399.01 |
| Second Quarter | 526.98 | 375.38 |
| Third Quarter | 422.24 | 282.00 |
| Fourth Quarter | 440.00 | 155.49 |

#### CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of our CME exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM (International Monetary Market), IOM (Index and Option Market) and GEM (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our shareholder relations and membership services department. In addition, trading rights may be leased through the department. Trading right sales are reported on our Web site. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 17, 2010, there were approximately 2,500 holders of record of our Class B common stock.

#### DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

| Record Date | Dividend per Share |
|---|---|
| March 10, 2009 | $ 1.15 |
| June 10, 2009 | 1.15 |
| September 10, 2009 | 1.15 |
| December 10, 2009 | 1.15 |

| Record Date | Dividend per Share |
|---|---|
| March 10, 2008 | $ 1.15 |
| June 10, 2008 | 1.15 |
| September 10, 2008 | 1.15 |
| September 25, 2008 | 5.00* |
| December 10, 2008 | 1.15 |

** The September 25, 2008 dividend was a special dividend.*

We intend to continue to pay a regular quarterly dividend to our shareholders. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, levels of indebtedness and other considerations our board of directors deems relevant. In 2009, our dividend remained at $1.15 per share. For 2010, our quarterly dividend target is expected to remain at this level. On February 2, 2010, the board of directors declared a regular quarterly dividend of $1.15 per share payable on March 25, 2010, to shareholders of record on March 10, 2010. Assuming no changes in the number of shares outstanding, the 2010 dividend payment will total approximately $76.6 million.

The indentures governing our floating and fixed rate notes, our 364-day credit facility for $1.0 billion and our revolving credit and term loan agreement for $1.4 billion due 2011 do not contain specific covenants that restrict the ability to pay dividends. These documents, however, do contain other customary financial and operating covenants that place restrictions on the operations of the company, which could indirectly affect the ability to pay dividends.

For example, under our revolving credit and term loan agreement, we are required to remain in compliance with a consolidated net worth test, defined as our consolidated shareholders' equity as of June 30, 2008 on a pro forma basis to give effect to the NYMEX Holdings merger and to give effect to the share repurchases made and special dividends paid, but only up to the amount of such repurchases and dividends publicly announced and made or paid within 18 months after August 22, 2008 (and in no event greater than $1.5 billion in the aggregate for such repurchases and dividends), multiplied by 0.65.

In addition, our 364-day revolving line of credit contains a requirement that CME remain in compliance with a consolidated tangible net worth test, defined as consolidated shareholders' equity less intangible assets (as defined in the agreement), of not less than $125 million. In the event that CME elects to increase the facility, the minimum consolidated tangible net worth test will increase ratably up to $187.5 million. CME Group, as a holding company, has no operations of its own. Instead, it relies on dividends declared and paid to it by its subsidiaries, including CME, in order to provide a portion of the funds which it uses to pay dividends to its shareholders.

CME Group and its subsidiaries are also required to comply with restrictions contained in the General Corporation Laws of its state of incorporation which could also limit its (or their) ability to declare and pay dividends. CME Group and its subsidiaries are also required to comply with restrictions contained in the General Corporation Laws of its state of incorporation which could also limit its (or their) ability to declare and pay dividends.



**TERRENCE A. DUFFY**
Executive Chairman



**CHARLES P. CAREY**
Vice Chairman



**CRAIG S. DONOHUE**
Chief Executive Officer



**LEO MELAMED**
Chairman Emeritus
Chairman and Chief Executive Officer, Melamed and Associates, Inc., Chicago, Ill.



**JOHN F. SANDNER**
Retired Chairman of the Board
Chairman, E*Trade Futures, LLC, Chicago, Ill.



**JEFFERY M. BERNACCHI**
President, JMB Trading Corp., Barrington, Ill.
Managing Member, Celeritas Capital, LLC, Chicago, Ill.



**TIMOTHY S. BITSBERGER**
Managing Director, bancAccess Financial, Washington, D.C.
Former Senior Vice President and Treasurer, Freddie Mac, McLean, Va.
Former Assistant Secretary, U.S. Treasury, Washington, D.C.



**MARK E. CERMAK**
Director, Execution Services, Fortis Clearing Americas, Chicago, Ill.



**DENNIS H. CHOOKASZIAN**
Chairman, Financial Accounting Standards Advisory Council, Norwalk, Conn.
Former Chairman and Chief Executive Officer, CNA Insurance Companies, Chicago, Ill.



**JACKIE M. CLEGG**
Managing Partner, Clegg International Consultants, LLC, Washington, D.C.
Former Vice Chair, Board of Directors of the Export-Import Bank of the United States, Washington, D.C.



**ROBERT F. CORVINO**
Managing Director, Cornerstone Investment Management, Chicago, Ill.



**JAMES A. DONALDSON**
Independent Trader, Chicago, Ill.



**MARTIN J. GEPSMAN**
Independent Broker and Trader, Chicago, Ill.



**LARRY G. GERDES**
Chairman and Chief Executive Officer, Transcend Services, Inc., Atlanta, Ga.
General Partner, Gerdes Huff Investments, Atlanta, Ga.



**DANIEL R. GLICKMAN**
Chairman and Chief Executive Officer, Motion Picture Association of America, Inc., Washington, D.C.
U.S. Secretary of Agriculture (1995–2001)
Member of Congress, Kansas (1977–1995)



**J. DENNIS HASTERT**
Retired Speaker of the House of Representatives
Member of Congress, Illinois (1987–2007)



**BRUCE F. JOHNSON**
Independent Trader, Chicago, Ill.



**GARY M. KATLER**
Vice President, Fortis Clearing Americas, Chicago, Ill.



**PATRICK B. LYNCH**
Independent Trader, Chicago, Ill.



**WILLIAM P. MILLER II**
Deputy Chief Investment Officer, Ohio Public Employees Retirement System, Columbus, Ohio

## Board of Directors



**JAMES E. NEWSOME**
Former President, New York Mercantile Exchange, New York, N.Y.
Former Chairman, Commodity Futures Trading Commission, Washington, D.C.
Director, Dubai Mercantile Exchange, Dubai, United Arab Emirates, and GAVILON, LLC, Omaha, Neb.



**JOSEPH NICIFORO**
Chief Executive Officer, Pia Capital Management, Chicago, Ill.
Principal, Henning and Carey Trading, Chicago, Ill.



**C.C. ODOM II**
Independent Member/Trader, San Antonio, Texas
Sole Proprietor, Odom Investments and Argent Venture Capital, San Antonio, Texas



**JAMES E. OLIFF**
President, FILO Corp., Chicago, Ill.



**JOHN L. PIETRZAK**
Managing Partner, Longwood Partners, Chicago, Ill.
General Partner, Sparta Group, Chicago, Ill.



**ALEX J. POLLOCK**
Resident Fellow, American Enterprise Institute, Washington, D.C.



**TERRY L. SAVAGE**
Financial Journalist and Author
President, Terry Savage Productions, Ltd., Chicago, Ill.



**HOWARD J. SIEGEL**
Independent Trader, Chicago, Ill.



**CHRISTOPHER STEWART**
Chief Executive Officer, Gelber Group, LLC, Chicago, Ill.



**DENNIS A. SUSKIND**
Retired Partner, Goldman, Sachs & Co., Southampton, N.Y. (2001-2004)



**DAVID J. WESCOTT**
President, The Wescott Group Ltd., Chicago, Ill.
Vice President, MF Global, Chicago, Ill.

**WILLIAM R. SHEPARD** *(not pictured)*
President and Founder, Shepard International, Inc. Chicago, Ill.

## *Management*

### Management Team

**CRAIG S. DONOHUE**
Chief Executive Officer

**PHUPINDER S. GILL**
President

**KATHLEEN M. CRONIN**
Managing Director, General Counsel and Corporate Secretary

**BRYAN T. DURKIN**
Chief Operating Officer and Managing Director, Products and Services

**JULIE HOLZRICHTER**
Managing Director, Global Operations

**KEVIN KOMETER**
Managing Director and Chief Information Officer

**JAMES E. PARISI**
Chief Financial Officer and Managing Director, Finance and Corporate Development

**LAURENT PAULHAC**
Managing Director, OTC Products and Services

**HILDA HARRIS PIELL**
Managing Director and Chief Human Resources Officer

**JOHN W. PIETROWICZ**
Managing Director, Business Development and Corporate Finance

**DEREK L. SAMMANN**
Managing Director, Foreign Exchange and Interest Rate Products

**KIMBERLY S. TAYLOR**
Managing Director and President, CME Clearing

**KENDAL L. VROMAN**
Managing Director, Commodity Products, OTC Services and Information Products

**SCOT E. WARREN**
Managing Director, Equity Index Products and Index Services

### Managing Directors

**TIMOTHY J. ANDRIESEN**
Managing Director, Commodity Products

**ANNE E. BAGAN**
Managing Director, Audits

**DAVID A. BOBERSKI**
Managing Director, OTC Research and Product Development

**CHRISTOPHER BOWEN**
Managing Director, Chief Regulatory Counsel

**FELIX J. CARABELLO**
Managing Director, International Energy and Metals

**SAMUEL J. COADY**
Managing Director, Corporate Finance

**JOHN F. CURRAN**
Managing Director, Product Strategy

**TIMOTHY J. DOAR**
Managing Director, Risk Management

**DE'ANA DOW**
Managing Director, Government Relations

**DANIELLE DYCUS**
Managing Director, Europe, Middle East and Africa

**JAMES W. FARRELL**
Managing Director, Software Engineering

**MARK G. FIELDS**
Managing Director, Business Development

**ELIZABETH C. GISCH**
Managing Director, Global Account Management

**EDWARD M. GOGOL**
Managing Director, Clearing IT Solutions

**JILL A. HARLEY**
Managing Director, Corporate Finance Services

**JOHN K. HART**
Managing Director, Technology Engineering

**DAVID A. HOAG**
Managing Director, Software Engineering

**SCOTT R. KAUFMAN**
Managing Director, Enterprise Solutions

**SEAN KEATING**
Managing Director and Head of New York Office

**MATTHEW KELLY**
Managing Director and Associate General Counsel

**RICHARD J. KOKOSZKA**
Managing Director, Internal Audit

**JOHN W. LABUSZEWSKI**
Managing Director, Research and Product Development

**THOMAS LaSALA**
Managing Director and Chief Regulatory Officer

**DAVID D. LEHMAN**
Managing Director, Commodity Research and Product Development

**TINA F. LEMIEUX**
Managing Director, Hedge Funds and Broker Services

**KEVIN W. LENNON**
Managing Director, Real Estate

**ROBERT LEVIN**
Managing Director, Energy Research and Product Development

**ANITA S. LISKEY**
Managing Director, Corporate Marketing and Communications

**ARTHUR McCOY**
Managing Director, NYMEX Clearing

**BRIAN J. McELLIGOTT**
Managing Director, Information Products Management

**CHRISTOPHER E. MEAD**
Managing Director, Marketing

**DALE A. MICHAELS**
Managing Director, Credit and Market Risk Management

**MICHAEL O'CONNELL**
Managing Director, Clearing Solutions

**BRIAN R. OLIVER**
Managing Director, Business Development

**JOSEPH A. PANFIL**
Managing Director, Operations and Systems Engineering

**EVANS PAPANIKOLAOU**
Managing Director, CME Globex Market Operations

**PHILIP J. PAPESH**
Managing Director, Software Engineering

**DEAN P. PAYTON**
Managing Director and Deputy Chief Regulatory Officer

**JOHN C. PESCHIER**
Managing Director, Investor Relations, Planning and Analysis

**JAMES V. PIEPER**
Managing Director and Chief Accounting Officer

**JOSEPH RAIA**
Managing Director, Energy and Metals Products

**ROBERT D. RAY**
Managing Director, International Products and Services

**RICHARD H. REDDING**
Managing Director, Products and Services Initiatives

**BRIAN REGAN**
Managing Director, Regulatory Counsel

**CHRISTOPHER RODRIGUEZ**
Managing Director, Business Development

**ROBIN S. ROSS**
Managing Director, Interest Rate Products

**JOHN L. SANTANA**
Managing Director, Software Engineering

**DAVID L. SHULER**
Managing Director, Alliance and Venture Management

**ANN K. SHUMAN**
Managing Director and Deputy General Counsel

**TIMOTHY W. SMITH**
Managing Director and Associate General Counsel

**CARL R. STUMPF**
Managing Director and Technology Controller

**IAN WALL**
Managing Director, Architecture

**JASON WELLER**
Managing Director, Corporate Strategy

**JULIE M. WINKLER**
Managing Director, Research and Product Development

**C. F. WONG**
Managing Director, Asia

## Company Information

**HEADQUARTERS**
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 TEL
312.466.4410 FAX
www.cmegroup.com
info@cmegroup.com

**INVESTOR RELATIONS**
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.8491

**SHAREHOLDER RELATIONS**
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3484

**MEMBERSHIP SERVICES**
CME Group Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929
312.435.3480

**FINANCIAL REPORTS**
Copies of the CME Group 2009 Annual Review to Shareholders, as well as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, are available online at www.cmegroup.com, or to shareholders upon written request to Shareholder Relations and Membership Services at the above addresses.

The company is required to file as an exhibit to its 2009 Annual Report on Form 10-K a certification under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the chief executive officer and the chief financial officer. Copies of these certifications are available to shareholders upon written request to Shareholder Relations and Membership Services at the above addresses.

**STOCK LISTING**
CME Group Class A common stock is listed on The NASDAQ Global Select Market under the ticker symbol "CME." As of February 17, 2010, there were 3,100 holders of record of the company's Class A common stock. CME Group Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of Class B common stock is associated with membership in a specific division of the exchange.

**TRANSFER AGENT**
Computershare Investor Services
Stock Transfer Department
2 North LaSalle Street
Chicago, Illinois 60602
312.360.5104

*(Automated interactive voice response systems are available 24 hours a day. Press zero for live customer support 8:00 a.m. to 5:00 p.m. Central Time on any day the U.S. equity markets are open.)*
www.computershare.com

**ANNUAL MEETING**
The 2010 Annual Meeting of Shareholders will be held at 3:30 p.m., Central Time, on Wednesday, May 5, 2010, at The Conference Center at UBS Tower, Michigan Ballroom, 2nd Floor, One North Wacker Drive, Chicago, Ill. All shareholders of record are cordially invited to attend. A formal notice of meeting, proxy statement and proxy have been sent to shareholders of record.

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606

**CORPORATE COMMUNICATIONS**
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3434

**CUSTOMER SERVICE**
For customer service assistance, call 800.331.3332. Outside the United States, please call 312.930.2316. To provide feedback on customer service at CME Group, please call 866.652.1132 or e-mail customerfeedback@cmegroup.com.

**CORPORATE GOVERNANCE**
On the corporate governance Web page at www.cmegroup.com, shareholders can view the company's corporate governance principles, charters of all board level committees, the categorical independence standards, board of directors code of ethics, employee code of conduct and the director conflict of interest policy. Copies of these documents are available to shareholders without charge upon written request to Shareholder Relations and Membership Services at the addresses listed above.

**ADDITIONAL INFORMATION**
The Globe logo, CME, CME Group, Chicago Mercantile Exchange, CME Clearing Europe, E-mini, E-micro, GEM, IMM, IOM and Globex are trademarks of Chicago Mercantile Exchange, Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. NYMEX, New York Mercantile Exchange and ClearPort are trademarks of New York Mercantile Exchange, Inc. All other trademarks are the property of their respective owners. Further information about CME Group and its products can be found at www.cmegroup.com. Information made available on our Web site does not constitute a part of this report.

"Dow Jones," "Dow Jones Industrial Average," and "Dow Jones Indexes" are trademarks of Dow Jones & Company, Inc. used under license. The futures and futures options contracts based on these indexes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such contracts.

Brazilian Mercantile & Futures Exchange S.A. and BM&F are trademarks of the Brazilian Mercantile & Futures Exchange S.A. KOSPI and KRX are trademarks of the Korea Exchange Company Republic of Korea. NASDAQ® and NASDAQ-100 are trademarks of The NASDAQ OMX Group Inc. S&P® and S&P 500® are trademarks of the McGraw-Hill Companies, Inc. BBA LIBOR is a trademark of the British Banker's Association and is used under license. Argus, Argus Sour Crude Index and ASCI are trademarks of Argus Media Limited.



This report is printed on recycled paper.

# *CORPORATE CITIZENSHIP IN ACTION*

As the world's leading and most diverse derivatives marketplace, CME Group believes that it is both a responsibility and a privilege to give back to the communities in which our members and employees live and do business. Through our charitable programs and foundations, CME Group is able to put change in motion that will positively impact the lives of those in need.

During 2009, our Chicago-based members and employees provided more than 1,200 hours of volunteer service to local non-profit organizations through Amicus, our community outreach program. Partner agencies included Hephzibah House, House of the Good Shepherd, Inspiration Café, Labouré House, Salvation Army Emergency Lodge, Illinois Fatherhood Initiative and Special Spectators. Fundraising drives were organized to benefit causes such as the Greater Chicago Food Depository, Operation Support our Troops Illinois, Toys for Tots and United Way.

CME Group also entered its fifth year of partnership with Washington Irving Elementary School as part of the Chicago Public Schools' Futures Exchange Program. CME Group volunteers participated in a number of service projects in 2009 designed to enrich the educational experiences of the Irving students, thus helping assure the success of tomorrow's leaders.

The CME Foundation (www.cmegroup.com/company/foundations), our corporate foundation, was established to provide charitable giving that includes disaster relief as well as meeting the needs of the Chicagoland community. The CME Foundation seeks to provide particular support to three areas of concern: children in need, education, and health and human services. Through a matching gift program, the CME Foundation also funds many worthwhile charitable organizations that are important to the exchange community.

The company also supports three foundations that are independent organizations: CME Group Foundation, CBOT Foundation and NYMEX Foundation.

The CME Group Foundation (www.cmegroupfoundation.org) enhances economic opportunity by supporting academic initiatives and activities, primarily in the Chicago region, that: promote research, teaching and learning in financial markets, futures and derivatives; promote the education of disadvantaged children and youth; and promote the health and education of young children.

The CBOT Foundation (www.cmegroup.com/company/foundations) continues to provide a number of non-profit agencies in the Chicagoland area with the funds needed to effect positive change in the lives of those in need. The CBOT Foundation supports projects by providing direct grants to organizations that help strengthen educational opportunities, promote and protect children and seniors, and support animal wildlife and cultural opportunities.

The NYMEX Foundation (www.nymexfoundation.org) brings together our New York-based exchange community who contribute their resources to serve children in need.

**HEADQUARTERS**
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 TEL
312.466.4410 FAX
www.cmegroup.com
info@cmegroup.com

**NEW YORK**
NYMEX World Headquarters
World Financial Center
One North End Avenue
New York, New York 10282
212.299.2000 TEL
212.301.4711 FAX

**HOUSTON**
1000 Louisiana Street
Suite 1095
Houston, Texas 77002
713.658.9292 TEL
713.658.9393 FAX

**WASHINGTON, D.C.**
701 Pennsylvania Avenue, N.W.
Plaza Suite #01
Washington, D.C. 20004
202.638.3838 TEL
202.638.5799 FAX

**LONDON**
Watling House
33 Cannon Street
London EC4M 5SB
United Kingdom
44.20.7796.7100 TEL
44.20.7796.7110 FAX
europe@cmegroup.com

**SINGAPORE**
50 Raffles Place, #47-01
Singapore Land Tower
Singapore 048623
65.6593.5555 TEL
65.6550.9898 FAX
asiateam@cmegroup.com

**SÃO PAULO**
Praca Antonio Prado, 48
3rd Floor
São Paulo SP 01010-901
Brazil
55.11.2565.5999 TEL
cmelateam@cmegroup.com

**TOKYO**
Level 16 Shiroyama
JT Trust Tower
4-3-1, Toranomon, Minato-ku
Tokyo 105-6016 Japan
81.3.5403.4828 TEL
81.3.5403.4646 FAX
asiateam@cmegroup.com

CME Group

A CME/Chicago Board of Trade/NYMEX Company